UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On October 28, 2025, Swvl Holdings Corp (“Swvl”) issued a press release titled: “Swvl Reports Continued Profitability this Quarter, Achieving 46% Revenue Growth and Net Profit of $0.2 Million in Q3 2025.” A copy of this press release is furnished herewith as Exhibit 99.1.

On October 28, 2025, Swvl also made available an investor presentation on its website. A copy of the investor presentation is furnished herewith as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release titled: “Swvl Reports Continued Profitability this Quarter, Achieving 46% Revenue Growth and Net Profit of $0.2 Million in Q3 2025.”
99.2	Investor presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: October 28, 2025	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer